Exhibit 99.1

LATAM RAMPS UP ITS OPERATION, ENDS 2020 WITH US$3 BN OF LIQUIDITY AND ADVANCES IN CHAPTER 11 PROCEEDINGS

Santiago, Chile, March 9, 2021 – LATAM Airlines Group S.A. (IPSA: LTM), announced today its consolidated financial results for the fourth quarter ending December 31, 2020. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.40 per USD.

HIGHLIGHTS

●	Total revenues in the fourth quarter of 2020 amounted to US$897.5 million, a decrease of 68.7% from the same period 2019. This decrease was driven by an 81.6% decline in passenger revenues resulting from an 67.1% decrease in capacity (measured in available seat kilometer (ASK)). The passenger revenues decline was partially offset by a 26.7% increase in cargo revenues, as freighter operations increased by 21%, responding to robust demand for cargo services during the pandemic. For the full year 2020, the Company’s revenues reached US$4,334.7 million, a decline of 58.4% compared to the prior year, resulting from the impact of the COVID-19 pandemic.

●	Total operating expenses decreased 44.5% during the fourth quarter to US$1,399.3 million, reflecting fewer passenger operations due to the pandemic and the efforts LATAM has made to reduce and variabilize its fixed costs. This includes voluntary salary reductions of 15% opted into by the vast majority of employees of all the affiliate airlines during the fourth quarter, as well as early retirements, unpaid leaves and layoffs, along with a usage-based payment plan in place for the majority of the fleet. In the year, operating expenses decreased by 38.1%.

●	During the fourth quarter, the group continued to see a gradual ramp up of its operations, averaging 32.9% of the previous year’s capacity (measured in ASKs) and ending the year with 38.3% in December. This is a continuation of the capacity increases seen in previous quarters, having operated only 6.6% of the previous year’s capacity during the second quarter, and increasing to 14.2% of previous year’s ASKs during the third quarter. Importantly, this increase in operations has been accompanied by a sustained reduction in the operational costs, which decreased 44.1% year on year during the fourth quarter, as compared with a 55.0% decrease year on year in the third quarter and a 45.6% year on year decrease in the second quarter of the year, evidencing the cost saving measures implemented by the company.

●	As a result, operating loss amounted to US$501.8 million in the fourth quarter of 2020, while net result amounted to a US$962.5 million loss. For the full year, operating loss amounted to US$1,665.3 million and a net loss of US$4,545.9 million.

●	The first draw of the Company’s DIP Financing of up to US$2.45 billion was made on October 8th for US$1.15 billion, boosting LATAM’s liquidity. The company ended the year with US$1.7 billion in cash and equivalents and available DIP Financing for US$1.3 billion, totaling US$3.0 billion in liquidity.

●	Cargo revenues increased by 26.7% in the quarter, reaching US$354.8 million, despite the decline in cargo capacity. Cargo capacity and traffic decreased 24.1% and 10.0% respectively, resulting in a 10.5 p.p. increase in the cargo load factor. Cargo yield grew 40.8% year-over-year. As a result, revenues per ATK increased by 67.0% in comparison to the same quarter of the previous year. On March 1, 2021, following this important year for the cargo operation, LATAM Cargo announced that it will be converting up to eight Boeing 767-300 passenger aircraft to cargo freighters in the next three years. Four conversions are confirmed between 2021 and 2022 with the option of up to four additional conversions between 2022 and 2023, which would increase cargo capacity by 30% and 80% respectively.

●	Following the close of the Bar Date and largely as a result of the process of reconciling approximately 6,000 submitted claims received, LATAM sought an extension of, and subsequently received approval from the US Court for, the exclusivity period for it to file its Plan of Reorganization. The new period of exclusivity set by the US Court for LATAM to file its Reorganization Plan was extended up to June 30, 2021 with a deadline for voting upon the Reorganization Plan of August 23, 2021. Given the need to reconcile claims against the Company’s books and records and to resolve claims disputes both in and outside of the Bankruptcy Court, the Company is not yet able to make a reliable estimate of the final claims pool, both in terms of the final number of claims and the value of such claims.

●	During the quarter, the company was awarded the APEX Award for “Best Airline in the Region”, and was also recognized in the 2021 S&P Sustainability Yearbook. LATAM stood out as the best airline in the region and second in the world in this ranking, which aims to distinguish those companies that have demonstrated outstanding environmental, social and corporate governance management, reinforcing the Company’s commitment with those values. For the first time, LATAM was distinguished as Silver Class and was within the 5% of airlines with the best performance in sustainability worldwide.

●	As a group, we are looking to implement mid- and long-term projects that will improve our competitive position, including strategic alliances. During the quarter, LATAM Airlines Brazil expanded its codeshare agreement with Qatar to incorporate additional destinations. Furthermore, LATAM Airlines Brazil and LATAM Airlines Colombia signed and implemented a codeshare agreement with Aeroméxico, allowing the Mexican carrier’s passengers to reach destinations in Colombia and Brazil, and LATAM Airlines Brazil and LATAM Airlines Colombia access to Aeromexico’s 39 destinations in Mexico. These two important agreements are in addition to the continuing advances in the implementation of the codeshare with Azul announced earlier in the year and the loyalty program agreement signed with Delta to enable mutual frequent flyer benefits, elite benefits and lounge access.

●	On February 24th, LATAM and Delta Air Lines received final approval, without conditions, of their Trans-American Joint Venture Agreement (JVA) by the Brazilian competition authority, the Administrative Council for Economic Defense (CADE), after initial approval was granted in September 2020. The JVA seeks to enhance the route networks served by both airlines, delivering a seamless travel experience between North and South America. The Delta-LATAM agreement has also been approved in Uruguay while the review process continues in other countries, including Chile.

MANAGEMENT COMMENTS ON THE FULL YEAR 2020

This year was undoubtedly the most challenging in the history of LATAM, from both an operational and financial perspective. The group alongside the entire aviation industry was profoundly impacted by the COVID-19 pandemic, which brought with it the imposition of worldwide lockdowns, travel restrictions and reduced demand for air travel. In April, LATAM’s operation was reduced to approximately 5% of the previous year’s capacity as measured in ASKs, but the group has worked to reincorporate destinations and routes in order to increase connectivity as much as the demand allows and ended the year with approximately 38% of ASKs compared to December 2019.

As a result of the pandemic’s unprecedented impact on passenger and cargo operations, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador, the United States, and Brazil filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, variabilize its costs, access new sources of financing and continue operating, while enabling the group to adapt its business to the new reality.

“2020 was the most challenging year in history for the aviation industry and for LATAM. Although the COVID-19 crisis had profound effects on the group and its operations, and will continue to do so for a while, this context has allowed us to make decisions for change. We will emerge as a closer, simpler, more agile and more efficient company. We have no doubt that when the crisis passes, LATAM will operate as a strengthened group”, said Roberto Alvo, CEO of LATAM Airlines Group.

With the sudden impact of the pandemic and the constantly changing travel restrictions imposed by the governments of the different countries, the Company’s revenues fell 58.4% in the year, reaching US$4,334.7 million, and it suffered a net loss of US$4,545.9 million. In order to mitigate this effect, significant efforts have been made to reduce and variabilize the Company’s cost structure, most importantly related to fleet costs and wages & benefits, resulting in a full year decrease of 38.1% compared to 2019. Most notably, however, LATAM ended the year with approximately US$1.7 billion in cash and US$1.3 billion in a fully committed and undrawn DIP financing facility, record levels of liquidity to face the upcoming months.

That is not to say, however, that the group did not also use the year to advance in its efforts to digitalize the customer journey and improve overall customer satisfaction. In 2020, we launched our e-business unit and renovated digital platform in Chile, Ecuador and Colombia, and was recently launched in Brazil, which seeks to reduce ticket purchase time, store client preferences and features automatic check-in, LATAM Wallet, among others. Additionally, customer experience continued to be a key driver of success, especially in light of the difficulties during the year. Due to improvements in the group’s on-time performance, crew care and service, and COVID-19 health measures, LATAM’s Net Promoter Score (a measure of customer satisfaction), reached 40 points versus 33 in 2019, its highest level since the group began measuring this indicator.

In light of the worldwide health crisis, we continued efforts to strengthen our connection with the communities in the markets in which we operate through our program Avión Solidario (Solidarity Plane), which makes air transport available at no cost for specific actions that respond to natural disasters and environmental and health needs. During 2020 and the COVID-19 pandemic, the program took more of a protagonist role in both passenger and cargo operations. LATAM transported more than 900 health professionals, 400 people in need of urgent medical attention and 1,100 organs and tissues within South America. LATAM Cargo transported more than 1,000 tons of medical supplies including masks, COVID-19 rapid tests and medicines from around the world to the region. Finally, through this program LATAM Airlines Group announced to local authorities that it would transport COVID-19 vaccines domestically (Chile, Peru, Brazil, Colombia and Ecuador) free of charge.

MANAGEMENT DISCUSSION AND ANALYSIS OF FOURTH QUARTER 2020 RESULTS

Total revenues in the fourth quarter 2020 amounted to US$897.5 million, compared to US$2,870.6 million in fourth quarter 2019. The 68.7% decline resulted from an 81.6% decrease in passenger revenues and 23.3% decrease in other revenues, partially offset by a 26.7% increase in cargo revenues. Passenger and cargo revenues accounted for 50.8% and 39.5% of the quarter’s total operating revenues, respectively.

Passenger revenues decreased 81.6% during the quarter as a result of an 71.2% decrease in traffic (measured in RPK), which resulted from a reduction of 62.9% of the total number of passengers carried and a 36.0% yield decrease. Load factor reached 72.4%, representing a decline of 10.5 p.p. compared with the same quarter last year. As a result, revenues per ASK (RASK) declined 44.1%. The decline in passenger revenues is the result of the government-imposed lockdowns, travel restrictions and passengers’ reluctance to travel.

Cargo revenues increased by 26.7% in the quarter, reaching US$280.0 million, mainly driven by changes in the competitive environment due to the COVID-19 crisis and the contribution of our 11 freighters, which have increased their flight frequencies and destinations, in addition to cargo flights made by passenger aircraft. Freighter ATKs increased by 21% due to a utilization improvement, implemented in response to the COVID-19 pandemic. Passenger flight ATKs still have not recovered, especially for international flights where ATKs decreased 77% in comparison to 4Q19. In order to mitigate this impact, over 30% of last year’s fourth quarter passenger international ATKs were operated in passenger freighter flights during this quarter, resulting in over 900 passenger flights and over 44,000 cargo tons transported by LATAM’s cargo affiliates.

Other revenues totaled US$86.6 million in the fourth quarter of 2020, a decrease of US$26.3 million compared to the same period of last year. This year-over-year decrease is mainly due to a reduction of revenue from aircraft subleases, partially compensated by the recognition of the Transition Support Payments received from Delta as part of the Framework Agreement signed in 2019.

Total operating expenses in the third quarter amounted to US$1,399.3 million, a 44.5% reduction compared to the same period of 2019, mainly due to the 67.1% reduction in total passenger capacity and the results of the efforts made to convert a portion of our fixed costs into variable ones. Changes in operating expenses were mainly explained by:

●	Wages and benefits decreased 57.8%, explained by a 31.1% decline in the average headcount during the quarter as compared with the previous year, the voluntary salary reduction of 15% adhered to by a vast majority of the employees, which resulted in savings of US$10 million, along with a general depreciation of the local currencies in the region.

●	Fuel costs declined 72.3%, as a result of an 67.1% reduction in total passenger capacity and a subsequent decline of 55.1% of total gallons consumed, along with a decline of 38.2% of the fuel price (excluding hedge) during the quarter as compared with the same period last year. This was partially offset by a 21% year over year increase in freighter capacity.

●	Commissions to agents decreased 64.2% compared with the fourth quarter last year, in line with the decrease of passenger traffic.

●	Depreciation and amortization increased by 2.2% due to the faster than expected depreciation from digital projects, which was offset by lesser maintenance depreciation derived from less operation levels during the quarter.

●	Other rental and landing fees decreased by 43.1%, mainly due to a decrease in aeronautical rates and ground handling operations derived from the reduction of the operation during this period.

●	Passenger service expenses decreased by 76.3% explained by an 62.9% decrease in the number of passengers carried.

●	Maintenance expenses increased by 33.0% year-over-year, primarily explained by a one-time adjustment to the maintenance provision for leased aircraft, slightly offset by the lower level of operations.

●	Other operating expenses decreased by US$145.0 million year-over-year, mainly as a result of a decline in other selling expenses and reservation systems stemming from a reduction in operations.

Non-operating results

●	Interest income amounted to US$8.3 million, a decrease of US$1.8 million from last year mainly explained by non-recurring interest on tax credits perceived in the same period of 2019, cash investment restrictions arising from the Chapter 11 process and lower investments rates in the market.

●	Interest expense increased 32.0% to US$216.3. million in the fourth quarter 2020, from US$216.3 million in the same period of 2019. The company’s access to DIP financing during the quarter increased the debt by US$1.15 billion and led to an increase of accrued interest of approximately US$55.6 million.

●	Under Other income (expense), the Company registered a US$508.9 million net loss, a significant decrease from the same quarter of the previous year, explained by a one-time reclassification of 11 B767 aircraft as available for sale, a foreign exchange loss of US$78.1 million during the quarter, compared with a US$9.3 million gain the previous year, and other expenses associated with the reorganization process.

Net loss in the fourth quarter amounted to US$962.5 million, compared with US$227.1 million gain in the same period of 2019, mainly explained by the decline in the operating income derived from the COVID-19 pandemic.

LIQUIDITY AND FINANCING

By the end of the quarter, LATAM’s financial debt amounted to US$7.6 billion, a US$835 million decrease compared to the previous quarter.

At the end of the fourth quarter 2020, LATAM reported US$1,696 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. The company made the first draw of US$ 1.15 billion of its US$2.45 billion in DIP financing on October 8th, which represented half of the available funds on that date.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases, while benefiting from fuel price reductions by building option structures with a cap and a floor (3-ways collar and 4-ways collar). Accordingly, the Company hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months are shown in the table below:

	1Q21	2Q21	3Q21	4Q21

Hedge positions
Estimated Fuel consumption hedged	6%	8%	8%	5%

CHAPTER 11 MILESTONES

On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to adapt its business to the new reality.

Numerous hearings have been held before the Honorable Judge Garrity at the United States Bankruptcy Court for the Southern District of New York (the US Court), wherein the debtors have requested authority to, among other things, continue to make ordinary course payments, continue to pay employee payroll and to reject prepetition contracts (including aircraft leasing contracts), which have all been approved by the US Court subject to certain limitations.

On July 9, 2020, LATAM Airlines Brazil, adhered to the same voluntary reorganization Chapter 11 process of LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States, and thereby became a Debtor, in order to restructure its debt and effectively manage its aircraft fleet, while enabling operational continuity.

DIP Financing of US$2.45 billion was approved on September 19, 2020, and a first draw was made on October 8th for US$1.15 billion, which consisted of half of the available funds on that date.

On November 6th, the Toesca Deuda Privada DIP LATAM Fund, which includes certain minority shareholders, committed the remaining US$150 million.

The general deadline or bar date for creditors to file a proof of claim was set by the US Court for December 18, 2020. LATAM is currently in the process of reconciling those received claims.

Following the close of the Bar Date, the Debtors have continued the process of reconciling approximately 6,000 submitted claims. The Company has already filed objections to a number of claims and anticipates continuing to do so in the coming months. Given the need to reconcile claims against the Company’s books and records and to resolve claims disputes both in and outside of the Bankruptcy Court, the Company is not yet able to make a reliable estimate of the final claims pool, both in terms of the final number of claims and the value of such claims. Largely as a result of extent of this process, the Company sought extension of the exclusivity period for LATAM to file its Plan of Reorganization. The new period of exclusivity set by the US Court for LATAM to file its Reorganization Plan was extended up to June 30, 2021 with a deadline for voting upon the Reorganization Plan of August 23, 2021. The date for filing the Reorganization Plan may be further extended subject to the US Court’s approval.

The Debtors have and will continue to periodically file with the US Court certain schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors.

Although these materials provide the information required under the Bankruptcy Code and the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). Certain information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the substance and format of the Statements and Schedules may not allow meaningful comparison with LATAM’s regularly publicly disclosed consolidated financial statements. Moreover, the Statements and Schedules required and filed with the US Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

LATAM FLEET PLAN

Given the filing for voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United States, LATAM is currently evaluating the adequate fleet needs for the following years.

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of their debt under Chapter 11 protection in the United States, the Company will not be hosting a conference call after the results publication.

LATAM filed its quarterly financial statements for the three-month period ended December 31, 2020 with the Comisión para el Mercado Financiero of Chile on March 9, 2021. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

The LATAM Airlines Group is the main airline group in Latin America, with a presence in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, as well as international operations within Latin America and towards Europe, the United States and the Caribbean.

The Group operates a fleet of Boeing 767, 777, 787, Airbus A350, A321, A320, A320neo and A319 aircraft.

The LATAM Airlines Group’s shares are traded on the Santiago de Chile Stock Exchange and in the United States, its ADRs are traded on the OTC (over-the-counter) markets.

For press inquiries, write to comunicaciones.externas@latam.com. More financial information at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the fourth quarter 2020 (in thousands of US Dollars)

	For the three month period ended December 31
	2020	2019	% Change

REVENUE
Passenger	456,081	2,477,675	-81.6%
Cargo	354,821	279,986	26.7%
Other	86,626	112,941	-23.3%
TOTAL OPERATING REVENUE	897,528	2,870,602	-68.7%

EXPENSES
Wages and Benefits	-185,757	-439,737	-57.8%
Aircraft Fuel	-206,173	-743,781	-72.3%
Commissions to Agents	-19,776	-55,311	-64.2%
Depreciation and Amortization	-399,343	-390,762	2.2%
Other Rental and Landing Fees	-193,072	-339,215	-43.1%
Passenger Services	-16,592	-70,021	-76.3%
Aircraft Maintenance	-170,266	-128,050	33.0%
Other Operating Expenses	-208,309	-353,328	-41.0%
TOTAL OPERATING EXPENSES	-1,399,288	-2,520,205	-44.5%

OPERATING INCOME	-501,760	350,397	n.m.
Operating Margin	-55.9%	12.2%	-68.1 pp

Interest Income	8,259	10,020	-17.6%
Interest Expense	-216,324	-163,876	32.0%
Other Income (Expense)	-508,881	1,306	-39064.9%

INCOME BEFORE TAXES AND MINORITY INTEREST	-1,218,706	197,847	n.m.
Income Taxes	254,404	30,770	726.8%

INCOME BEFORE MINORITY INTEREST	-964,302	228,617	n.m.

Attributable to:
Shareholders	-962,476	227,057	n.m.
Minority Interest	-1,826	1,560	n.m.

NET INCOME	-962,476	227,057	n.m.
Net Margin	-107.2%	7.9%	-115.1 pp

Effective Tax Rate	-20.9%	15.6%	-36.4 pp

EBITDA	-102,417	741,159	-113.8%
EBITDA Margin	-11.4%	25.8%	-37.2 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the twelve -month period ended December (in thousands of US Dollars)

	For the twelve month period ended December 31
	2020	2019	% Change

REVENUE
Passenger	2,713,774	9,005,629	-69.9%
Cargo	1,209,892	1,064,434	13.7%
Other	411,002	360,864	13.9%
TOTAL OPERATING REVENUE	4,334,668	10,430,927	-58.4%

EXPENSES
Wages and Benefits	-962,060	-1,794,762	-46.4%
Aircraft Fuel	-1,045,343	-2,929,008	-64.3%
Commissions to Agents	-91,910	-221,884	-58.6%
Depreciation and Amortization	-1,389,386	-1,469,976	-5.5%
Other Rental and Landing Fees	-720,005	-1,275,859	-43.6%
Passenger Services	-97,688	-261,330	-62.6%
Aircraft Maintenance	-472,382	-444,611	6.2%
Other Operating Expenses	-1,221,183	-1,291,895	-5.5%
TOTAL OPERATING EXPENSES	-5,999,957	-9,689,325	-38.1%
OPERATING INCOME	-1,665,289	741,602	n.m.
Operating Margin	-38.4%	7.1%	-45.5 pp

Interest Income	50,397	26,283	91.7%
Interest Expense	-586,979	-589,934	-0.5%
Other Income (Expense)	-2,903,853	-36,035	7958.4%

INCOME BEFORE TAXES AND MINORITY INTEREST	-5,105,724	141,916	-3697.7%
Income Taxes	550,188	53,697	924.6%

INCOME BEFORE MINORITY INTEREST	-4,555,536	195,613	-2428.9%

Attributable to:
Shareholders	-4,545,887	190,430	-2487.2%
Minority Interest	-9,648	5,183	n.m.

NET INCOME	-4,545,887	190,430	-2487.2%
Net Margin	-104.9%	1.8%	-106.7 pp

Effective Tax Rate	-10.8%	37.8%	-48.6 pp

EBITDA	-275,903	2,211,578	-112.5%
EBITDA Margin	-6.4%	21.2%	-27.6 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended			For the twelve month period ended
	December 31			December 31
	2020	2019	% Change	2020	2019	% Change

System
Costs per ASK (US Cent)	11.1	6.6	69.9%	10.8	6.5	66.0%
Costs per ASK ex fuel (US Cents)	9.5	4.6	105.7%	8.9	4.5	96.5%
Fuel Gallons Consumed (millions)	147.0	327.3	-55.1%	586.2	1,272.7	-53.9%
Fuel Gallons Consumed per 1,000 ASKs	11.6	8.5	36.5%	10.5	8.5	23.3%
Fuel Price (with hedge) (US$ per gallon)	1.41	2.28	-38.0%	1.79	2.30	-22.3%
Fuel Price (without hedge) (US$ per gallon)	1.41	2.28	-38.0%	1.77	2.28	-22.7%
Average Trip Length (km)	1,236.3	1,596.0	-22.5%	1,506.2	1,678.4	-10.3%
Total Number of Employees (average)	28,603	41,495	-31.1%	35,281	41,043	-14.0%
Total Number of Employees (end of the period)	28,414	41,729	-31.9%	28,414	41,729	-31.9%

Passenger
ASKs (millions)	12,638	38,405	-67.1%	55,718	149,112	-62.6%
RPKs (millions)	9,153	31,835	-71.2%	42,624	124,521	-65.8%
Passengers Transported (thousands)	7,404	19,946	-62.9%	28,299	74,189	-61.9%
Load Factor (based on ASKs) %	72.4%	82.9%	-10.5 pp	76.5%	83.5%	-7.0 pp
Yield based on RPKs (US Cents)	5.4	7.8	-30.0%	6.5	7.2	-10.6%
Revenues per ASK (US cents)	3.9	6.5	-38.8%	4.9	6.0	-18.1%

Cargo
ATKs (millions)	1,245	1,640	-24.1%	4,708	6,357	-25.9%
RTKs (millions)	832	925	-10.0%	3,078	3,526	-12.7%
Tons Transported (thousands)	212	244	-13.1%	785	904	-13.2%
Load Factor (based on ATKs) %	66.9%	56.4%	10.5 pp	65.4%	55.5%	9.9 pp
Yield based on RTKs (US Cents)	42.6	30.3	40.8%	39.3	30.2	30.2%
Revenues per ATK (US Cents)	28.5	17.1	67.0%	25.7	16.7	53.5%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31	As of December 31
	2020	2019

Assets:

Cash, and cash equivalents	1,695,841	1,072,579
Other financial assets	50,250	499,504
Other non-financial assets	155,892	313,449
Trade and other accounts receivable	599,381	1,244,348
Accounts receivable from related entities	158	19,645
Inventories	323,574	354,232
Tax assets	42,320	29,321
Non-current assets and disposal groups held for sale	276,122	485,150
Total current assets	3,143,538	4,018,228
Other financial assets	33,140	46,907
Other non-financial assets	126,782	204,928
Accounts receivable	4,986	4,725
Intangible assets other than goodwill	1,046,559	1,448,241
Goodwill	-	2,209,576
Property, plant and equipment	10,730,269	12,919,618
Deferred tax assets	564,816	235,583
Total non- current assets	12,506,552	17,069,578
Total assets	15,650,090	21,087,806
Liabilities and shareholders’ equity:

Other financial liabilities	3,055,730	1,885,660
Trade and other accounts payables	2,322,125	2,222,874
Accounts payable to related entities	812	56
Other provisions	23,774	5,206
Tax liabilities	656	11,925
Other non-financial liabilities	2,088,791	2,835,221
Total current liabilities	7,491,888	6,960,942
Other financial liabilities	7,803,801	8,530,418
Accounts payable	651,600	619,110
Accounts payable to related entities	396,423	-
Other provisions	588,359	286,403
Deferred tax liabilities	384,280	616,803
Employee benefits	74,116	93,570
Other non-financial liabilities	702,008	851,383
Total non-current liabilities	10,600,587	10,997,687
Total liabilities	18,092,475	17,958,629

Share capital	3,146,265	3,146,265
Retained earnings	(4,193,615)	352,272
Treasury Shares	(178)	(178)
Other reserves	(1,388,185)	(367,577)
Equity attributable to the parent company’s equity holders	(2,435,713)	3,130,782
Minority interest	(6,673)	(1,605)
Total net equity	-2,442,386	3,129,177
Total liabilities and equity	15,650,089	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of December 31, 2020	As of December 31, 2019

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	4,620,409	11,079,333
Other cash receipts from operating activities	51,900	127,683

Payments for operating activities
Payments to suppliers for goods and services	(3,817,339)	(6,663,875)
Payments to and on behalf of employees	(1,227,010)	(1,644,806)
Other payments for operating activities	(70,558)	(267,643)
Income Taxes refunded (paid)	(65,692)	(45,311)
Other cash inflows (outflows)	13,593	241,286
Net cash flows from operating activities	(494,697)	2,826,667

Cash flow used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities	1,464,012	4,063,582
Other payments to acquire equity or debt instruments of other entities	(1,140,940)	(4,131,890)
Amounts raised from sale of property, plant and equipment	75,566	50,322
Purchases of property, plant and equipment	(324,264)	(1,276,621)
Amounts raised from sale of intangible assets	-	-
Purchases of intangible assets	(75,433)	(140,173)
Cash advances and loans granted to third parties
Collections from related entities	-
Interest Received	36,859	17,822
Other cash inflows (outflows)	(2,192)	(2,249)
Net cash flows used in investing activities	33,608	(1,419,207)

Cash flow from (used in) financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	(3,225)	(294,105)
Amounts raised from long-term loans	1,425,184	1,781,728
Amounts raised from short-term loans	560,296	93,000
Loans from related entities	373,125	-
Loans repayment	(793,712)	(1,860,455)
Payments of lease liabilities	(122,062)	(398,992)
Dividends paid	(571)	(55,116)
Interest paid	(210,418)	(550,877)
Other cash inflows (outflows)	(107,788)	(58,704)
Net cash flows from (used in) financing activities	1,120,829	(1,343,521)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	659,740	63,939
Effects of variations in the exchange rate on cash and equivalents	(36,478)	(73,002)
Net increase (decrease) in cash and cash equivalents	623,262	(9,063)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,072,579	1,081,642
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,695,841	1,072,579

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of December 31	As of December 31
	2020	2019

Total Assets	15,650,090	21,087,806
Total Liabilities	18,092,475	17,958,629
Total Equity*	-2,442,386	3,129,177
Total Liabilities and Shareholders equity	15,650,089	21,087,806

Debt
Current and long term portion of loans from financial institutions	6,118,353	5,462,684
Current and long term portion of obligations under capital leases	1,614,501	1,730,843
Total Financial Debt	7,732,854	7,193,527
Lease liabilities	3,121,002	3,172,157
Total Gross Debt	10,853,856	10,365,684
Cash and cash equivalents	-1,695,859	-1,459,248
Total Net Debt	9,157,997	8,906,436

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of December 31	As of December 31
	2020	2019

Cash and Equivalents as % of LTM revenues	39.0%	14.0%

Gross Debt (US$ thousands)	10,853,856	10,365,684
Gross Debt / EBITDA (LTM)	nm	4.7

Net Debt (US$ thousands)	9,157,997	8,906,436
Net Debt / EBITDA (LTM)	nm	4.0

LATAM Airlines Group S.A.

Consolidated Fleet

	As of December 31, 2020
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	7	37	44
Airbus A320-200	38	94	132
Airbus A320- Neo	6	6	12
Airbus A321-200	19	19	38
Airbus A350-900	7	3	10
Boeing 767-300	-	17	17
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	2	12
TOTAL	97	188	285

Cargo Aircraft
Boeing 767-300F	1	10	11
TOTAL	1	10	11

TOTAL OPERATING FLEET	98	198	296

Subleases
Airbus A320-200	-	2	2
Airbus A350-900	-	1	1
Boeing 767-300F	-	1	1
TOTAL SUBLEASES	-	4	4

TOTAL FLEET	98	202	300